

October 17, 2011

Via E-mail
Edward L. Rand, Jr.
Chief Financial Officer
ProAssurance Corporation
100 Brookwood Place
Birmingham, Alabama 35209

Re: ProAssurance Corporation
            Form 10-K for the Fiscal Year Ended December 31, 2010
            Filed February 24, 2011
            File No. 001-16533

Dear Mr. Rand:

       We have reviewed your September 20, 2011 response to our September 6, 2011 letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

       After reviewing the information provided, we may have additional comments and/or request that you amend your filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates

Reserve for Losses and Loss Adjustment Expenses, page 29

1. Please refer to your response to comment one. Your favorable loss development of $234 million, $207 million and $185 million accounted for approximately 70%, 65% and 75% respectively of your pre-tax income for 2010, 2009 and 2008. Your response states that the initial estimate of loss severity trends as compared to actual results has been the most influential factor in your favorable loss development. There appears to be uncertainty regarding your favorable loss development trend as you state on page 6 of your response that you continue to believe that an increase in severity is a likely ultimate outcome of a lower frequency environment. Please provide us proposed disclosure to be included in

future periodic reports to describe this uncertainty in accordance with item 303(a)(3)(ii) of Regulation S-K. Please also refer section III.B.3 in SEC Release No. 33-8350.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant